                                                                    Exhibit 99.3





                            Paramount Resources Ltd.


       Reconciliation of Financial Statements to United States Generally
        Accepted Accounting Principles for the Nine-Month Period Ended
                          September 30, 2004 and 2003

PARAMOUNT RESOURCES LTD.
Reconciliation of Financial Statements to US GAAP for the
Nine Month Period Ended September 30, 2004 and 2003
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)



The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in accounting principles as they pertain to the accompanying financial statements are not material except as described below. The application of United States generally accepted accounting principles ("US GAAP") would have the following effects on the Company's historical net earnings
(loss) as reported.


                                                      NINE MONTHS ENDED         Nine Months Ended
                                                     SEPTEMBER 30, 2004        September 30, 2003
-------------------------------------------------------------------------------------------------

NET EARNINGS (LOSS) FOR THE PERIOD                         $ 58,927                $ (9,957)

ADJUSTMENTS, NET OF TAX

Forward foreign exchange contracts and other
  financial instruments (a)                                     278                   1,500
Impairments and related change in depletion and
  depreciation (c)                                            5,360                   9,690
Short-term investments (d)                                      163                     180
General and administrative (f)                               (5,728)                    495
Earnings from discontinued operations (h)                         -                  (8,593)
                                                           --------                --------
Earnings (loss) before discontinued operations and
  change in accounting policy                                59,000                  (6,685)
Earnings from discontinued operations,
  net of tax (h)                                                  -                   8,593
Change in accounting policy - asset retirement
  obligations, net of tax (i)                                     -                  (4,127)
                                                           --------                --------
NET EARNINGS (LOSS) FOR THE PERIOD - US GAAP               $ 59,000                $ (2,219)
                                                           ========                ========
NET EARNINGS (LOSS) PER COMMON SHARE BEFORE
  DISCONTINUED OPERATIONS AND CHANGE IN ACCOUNTING
  POLICY FOR THE PERIOD - US GAAP

    Basic                                                  $   1.00                $  (0.11)
    Diluted                                                $   0.98                $  (0.11)
                                                           ========                ========
NET EARNINGS (LOSS) PER COMMON SHARE FOR THE PERIOD
  - US GAAP

    Basic                                                  $   1.00                $  (0.04)
    Diluted                                                $   0.98                $  (0.04)
                                                           ========                ========


PARAMOUNT RESOURCES LTD.
Reconciliation of Financial Statements to US GAAP for the
Nine Month Period Ended September 30, 2004 and 2003
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


The application of US GAAP would have the following effect on the consolidated balance sheets as at September 30, 2004 and December 31, 2003:


                                                      SEPTEMBER 30, 2004              December 31, 2003
                                                    -----------------------        -----------------------
                                                    AS REPORTED     US GAAP        As Reported     US GAAP
----------------------------------------------------------------------------------------------------------


        ASSETS

        Short term investments (d)                  $   11,715   $  12,700       $  16,551    $  17,265
        Financial instruments (a)                        3,438            -
        Property, plant and
           equipment (c)                             1,264,120    1,269,120       1,025,914    1,021,980

        LIABILITIES

        Deferred hedging loss (a)                   $       -    $       -       $       -    $   1,726
        Deferred revenue (a)                                -            -           3,959            -
        Financial instruments (a)                       6,625        2,723               -            -
        Future income taxes (a)(c)(d)(f)              130,222      132,701         206,684      206,570

        SHAREHOLDERS' EQUITY

        Contributed surplus (f)                     $       -    $   5,728       $       -    $       -
        Retained earnings (a)(c)(d)(f)                339,860      337,959         295,013      298,295


a)    FORWARD FOREIGN EXCHANGE CONTRACTS AND OTHER FINANCIAL INSTRUMENTS

      Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings (loss). As disclosed in note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, effective January 1, 2004, the Company has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods.

      For US purposes, the Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities". With the adoption of this standard, all derivative instruments are recognized on the consolidated balance sheet at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

      Under US GAAP for the nine-month period ending September 30, 2004, the deferred financial instrument asset of $3.3 million and the deferred financial instrument liability of $1.8 million described in note 2 of the unaudited interim consolidated financial statements as at September 30, 2004 and for the nine months then ended, would not be recorded for US GAAP purposes. Amortization of the deferred financial instrument asset and liability of $0.5 million (net of tax - $0.3 million) would not have been recognized in earnings for US GAAP purposes. For the nine-month period ending September 30, 2003, additional income of $2.5 million (net of tax - $1.5 million) would have been recorded.

PARAMOUNT RESOURCES LTD.
Reconciliation of Financial Statements to US GAAP for the
Nine Month Period Ended September 30, 2004 and 2003
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)


b)    FUTURE INCOME TAXES

      The Canadian liability method of accounting for income taxes is similar to the provisions of US SFAS No. 109 "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities (referred to as future taxes under Canadian GAAP) for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate deferred taxes, whereas Canadian GAAP uses substantively enacted rates. For the nine-month periods ended September 30, 2004 and 2003, this difference did not impact the Company's financial position or results of operations.

c)    IMPAIRMENTS

      Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the Canadian Institute of Chartered Accountants (the "CICA") implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

      For the nine-month periods ended September 30, 2004 and 2003, no impairment charge would be recorded and a reduction in depletion and depreciation expense of $8.9 million (net of tax - $5.4 million) and $16.1 million (net of tax - $9.7 million), respectively, would be recorded due to impairment charges recorded in fiscal 2002 and 2001 under US GAAP.

d)    SHORT-TERM INVESTMENTS

      Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. As at September 30, 2004 and December 31, 2003, the Company had unrealized holding gains of $1.0 million (net of tax - $0.6 million) and $0.7 million (net of tax - $0.4 million), respectively. The net increase of $0.3 million (net of tax - $0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2004. As at September 30, 2003 and December 31, 2002, the Company had unrealized holding gains of $0.3 million (net of tax - $0.2 million) and $nil, respectively. The net increase of $0.3 million (net of tax - $0.2 million) has been recorded for US GAAP purposes for the nine months ended September 30, 2003.

e)    OTHER COMPREHENSIVE INCOME

      Under US GAAP, certain items such as the unrealized gains or losses on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these consolidated financial statements, there are no comprehensive income or loss items other than net earnings (loss).

PARAMOUNT RESOURCES LTD.
Reconciliation of Financial Statements to US GAAP for the
Nine Month Period Ended September 30, 2004 and 2003
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)



f)    STOCK-BASED COMPENSATION

      The Company has granted stock options to selected employees, directors and officers. For US GAAP purposes, SFAS 123, "Accounting for Stock-Based Compensation", requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost.

      The following table summarizes the pro forma effect on earnings had the Company recorded the fair value of options granted:



                                                         NINE MONTHS ENDED      Nine months ended
                                                         SEPTEMBER 30, 2004     September 30, 2003
--------------------------------------------------------------------------------------------------



        NET EARNINGS (LOSS) FOR THE PERIOD - US GAAP        $ 59,000                $ (2,219)
        Stock-based compensation expense
           determined under the fair value based
           method for all awards, net of related
           tax effects                                         5,728                    (495)
                                                            --------                ---------
        PRO FORMA NET EARNINGS - US GAAP                    $ 64,728                $ (2,714)
                                                            ========                =========
        NET EARNINGS (LOSS) PER COMMON SHARE

        Basic
           - as reported                                    $   1.00                 $ (0.04)
           - pro forma                                      $   1.10                 $ (0.05)
                                                            ========                =========
        Diluted
           - as reported                                    $   0.98                 $ (0.04)
           - pro forma                                      $   1.08                 $ (0.04)
                                                            ========                =========

      Under APB Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being accounted for as variable price options from the date of the modification until they are exercised, forfeited or expire. For the nine months ended September 30, 2004, an additional $7.6 million (2003 - $0.2 million) would have been recorded as general and administrative expense related to the re-pricing of outstanding stock options and for the nine months ended September 30, 2004, $1.8 million (2003 - $0.7 million) of general and administrative expenses related to stock options under Canadian GAAP would be reversed as the Company has chosen not to fair value account for its options using the fair value method under SFAS 123.

g)    STATEMENTS OF CASH FLOWS

      The application of US GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing and financing activities, except that the consolidated statements of cash flows include, under investing activities, changes in working capital such as accounts payable and accrued liabilities related to property, plant and equipment. For the nine months ended September 30, 2004, for investing activities, there would be a reduction of $8,433 (nine months ended September 30, 2003 - reductions of $12,481). This disclosure has been provided in order to disclose the aggregate costs related to such activities and to arrive at the cash amounts. This presentation is not permitted under US GAAP.

PARAMOUNT RESOURCES LTD.
Reconciliation of Financial Statements to US GAAP for the
Nine Month Period Ended September 30, 2004 and 2003
-------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

h)    DISCONTINUED OPERATIONS

      Under US GAAP, the transaction resulting in the disposal of the Trust Assets to the Trust as described in note 4 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, would be accounted for as discontinued operations as the applicable criteria set out in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" had been met. Accordingly, net earnings from discontinued operations would have totalled $nil and $12.9 million (net of tax - $8.6 million) for the nine months ended September 30, 2004 and nine months ended September, 2003 or $nil and $0.14 per basic and diluted common share, respectively.

i)    ASSET RETIREMENT OBLIGATIONS

      The Company has retroactively adopted, with restatement, the CICA recommendations on Asset Retirement Obligations, see note 2 of the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004. For US GAAP purposes, the Company has adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. For US GAAP, the cumulative impact upon adoption of SFAS No. 143 for the period ended September 30, 2003, is a $6.8 million (net of tax - $4.1 million) charge to earnings or $0.07 per basic and diluted common share. For Canadian GAAP purposes, upon adoption on January 1, 2004, the retroactive effect of this pronouncement on prior years was reflected in opening retained earnings for the earliest period presented.